SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 18, 2008

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

18 December 2008

Chairman’s Office

Dear Shareholder

Update

In my last letter to you of 8 September I undertook to write to you to inform you of material developments in relation to BHP Billiton, particularly in relation to our offer to acquire Rio Tinto.
You will no doubt by now have heard or read in the media that on 25 November 2008, your Board decided not to proceed with the Rio Tinto transaction and subsequently the Offers have lapsed. This was a difficult decision but one we believe is right for BHP Billiton shareholders. Over the last 14 months we have actively engaged with many of our shareholders and we have sincerely appreciated your support over this period.   If you wish to read more about our decision, you can find information on our website at www.bhpbilliton.com.

A strong future

As to the future, I want to be very clear that BHP Billiton, as a standalone company, is in a strong financial and operating position. We believe we are better placed than our competitors in these challenging times to respond to the fluctuating demand for our products. We have:
•        a portfolio of long-life, low-cost, expandable, tier one assets. As a result of this portfolio, and low-cost position, BHP Billiton’s margins are the highest among the industry and in these difficult times, we expect to outperform our peers.
•        a very strong balance sheet, with a net debt level of just US$6.3 billion at 31 October 2008 against a market capitalisation of around US$115 billion as at the date of this letter, as well as robust cash flows to support investments through the commodity cycle.

These two elements give us the flexibility in these volatile times to respond to any changes in business activity as considered necessary by your management team and Board, and we can continue to invest for future growth in shareholder value. For now, in developing our projects, our emphasis is on lower risk brown-field expansions in areas we know, rather than start up projects in new geographies. Our recent announcement of an investment of US$4.8 billion in Western Australian Iron Ore to increase our tonnes to 205 million per annum by 2011 is evidence of this confidence in the future and our on-going investment in brown-field sites in known geographies.

Having said that, there is no doubt that these are challenging times for all of us. Uncertainty in the world’s commodity markets remains particularly high in the short-term, and we do not expect to be immune from these changes. However, we have excellent customer relationships and so far we have been able to substantially maintain our sales volumes through a combination of our normal long term contract and spot business. If these uncertain conditions persist and significant production cuts become necessary, or any of our operations are cash negative and are set to remain so, we will respond accordingly and advise shareholders and the market.

Conclusion

Your Board and management team believe that BHP Billiton is very well placed for the current environment. Our priorities for cash flows remain to invest in core businesses, manage our balance sheet to a solid single A credit rating, maintain our progressive dividend policy and return any surplus cash to shareholders. You have a first class senior management team led by our Chief Executive Officer Marius Kloppers. They are disciplined and focussed on the pursuit of shareholder value and on your behalf I thank them for their leadership and excellent stewardship of BHP Billiton over the past year.

Again thank you for your support and on behalf of my Board colleagues and the senior management team I wish you a safe and happy festive season.

Yours sincerely

Don Argus
Chairman

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street Melbourne Victoria 3000

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place London SW1V 1BH United Kingdom
The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : December 18, 2008	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary